                                                                    EXHIBIT 99.1

Investor Relations Contacts:
Roni Gavrielov                           Jeffrey Goldberger/Marybeth Csaby
KM / KCSA Investor Relations             KCSA Strategic Communications
+972-3-516-7620                          212-896-1249/212-896-1236
roni@km-ir.co.il                         jgoldberger@kcsa.com / mcsaby@kcsa.com

                      SHAMIR OPTICAL INDUSTRY LTD. REPORTS
                           THIRD QUARTER 2008 RESULTS

     KIBBUTZ SHAMIR, ISRAEL, NOVEMBER 26, 2008 - Shamir Optical Industry Ltd.
(Nasdaq: SHMR) ("SHAMIR"), a leading provider of innovative products and technology to the ophthalmic lens market, today announced unaudited financial results for the third quarter ended September 30, 2008.

     For the quarter ended September 30, 2008, revenues increased by 16.8% to
$36.1 million, compared to $30.9 million for the third quarter of 2007. Gross profit for the quarter increased by 17.5% to $19.0 million, or 52.7% of revenues, compared to gross profit of $16.2 million, or 52.3% of revenues for the same period last year.

     For the quarter ended September 30, 2008, operating income was $2.9 million, or 8.2% of revenues, compared to operating income of $3.2 million, or
10.2% of revenues for the same period last year. Net income for the quarter was
$2.2 million, or $0.13 per diluted share, compared to net income of $2.3 million for the comparable period in 2007. For the quarter, operating and net income were negatively impacted by approximately $0.4 million due to a one time compensation payment to the Company's former CEO.

     Excluding the effects of non-cash stock-based compensation expenses, amortization of intangible assets and one-time compensation to the Company's former CEO, non-GAAP operating income was $3.8 million, or 10.4% of revenues, compared to non-GAAP operating income of $3.7 million, or 11.9% of revenues, for the same period of 2007.

     Excluding the effects of non-cash stock-based compensation expenses, amortization of intangible assets and one-time compensation to the former CEO, net of tax, non-GAAP net income for the quarter increased 4.1% to $2.9 million, or $0.18 per diluted share, from $2.8 million for the comparable period in 2007.

     The reconciliation of GAAP operating income and net income to non-GAAP operating income and non-GAAP net income is set forth below.

     As of September 30, 2008, the Company had cash and cash equivalents, including short-term investments of $25.1 million.

     Commenting on the results, Eyal Hayardeny, Chief Executive Officer of
Shamir, said, "Shamir preformed well in the third quarter, particularly in light of an increasingly difficult economic environment throughout the world. We executed solidly and continued to make important inroads in many of our operating markets, with the goal of advancing the recognition for Shamir-branded products. Concurrent with these efforts, we continue to stress the importance of strict cost controls, which has always been a main component of our operating philosophy, but has become increasingly important during these difficult economic times."

     Mr. Hayardeny continued, "With Altra coming under full ownership and operational control of Shamir during the quarter, we further advanced our
European distribution network. In addition, we are now in a position to exact greater operational and cost efficiencies throughout our European operations.
With the team we currently have in place, we are confident that we can continue to expand our footprint throughout the region and in turn gain strong returns on this investment."

SHAMIR / PAGE 2

     Mr. Hayardeny concluded, "With the widening of the economic difficulties throughout the world, it has become increasingly difficult to forecast our sales. With that said, we still believe we will be able to meet previously announced forecasts of estimate for growth in the range of 10%-16%, based on the
December 2007 exchange rates and excluding the results of our Mexican operation."

CONFERENCE CALL:

     Shamir has scheduled a conference call for 11:00 a.m. ET today to discuss third quarter results. To participate in the call, please dial 888-562-3356
(U.S. and Canada) or 973-582-2700 (International). The conference ID for this event is 73332398. For those unable to participate there will be replay available from 12:00 p.m. ET on November 26, 2008 through 11:59 p.m. ET,
December 3, 2008. Please call: 800-642-1687 (U.S. and Canada) 706-645-9291
(International). The ID code for the replay is 73332398.

     The call will be available as a live, listen-only webcast at www.kcsa.com.
Please go to the KCSA website at least 15 minutes prior to the scheduled start time to register, download and install any necessary audio software. A 30-day archive of the webcast will be available approximately 2 hours after the conclusion of the live call.

ABOUT NON - GAAP FINANCIAL MEASURES

     This press release includes non-GAAP financial measures - non-GAAP operating income and non-GAAP net income - that exclude certain charges. The presentation of this financial information is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with GAAP. Management of Shamir believes that non-GAAP operating income and non-GAAP net income provides meaningful supplemental information because these numbers, which exclude the effect of non-cash stock-based compensation expenses amortization of intangible assets and one-time compensation to the former CEO, reflect our core operational results and are used by management internally to review Shamir's financial results. Shamir's management believes that amortization of intangible assets does not reflect our core operational and due to recent acquisitions these non-cash expenses becomes more material and should be excluded for non-GAAP measurement.

ABOUT SHAMIR

     Shamir is a leading provider of innovative products and technology to the spectacle lens market. Utilizing its proprietary technology, the company develops, designs, manufactures, and markets progressive lenses to sell to the ophthalmic market. In addition, Shamir utilizes its technology to provide design services to optical lens manufacturers under service and royalty agreements.
Progressive lenses are used to treat presbyopia, a vision condition where the eye loses its ability to focus on close objects. Progressive lenses combine several optical strengths into a single lens to provide a gradual and seamless transition from near to intermediate, to distant vision. Shamir differentiates its products from its competitors' primarily through lens design. Shamir's leading lenses are marketed under a variety of trade names, including Shamir
Genesis(TM), Shamir Piccolo(TM), Shamir Office(TM), Shamir Nano(TM), Shamir
Autograph(TM) and Shamir Smart(TM). Shamir believes that it has one of the world's preeminent research and development teams for progressive lenses, molds, and complementary technologies and tools. Shamir developed software dedicated to the design of progressive lenses. This software is based on Shamir's proprietary mathematical algorithms that optimize designs of progressive lenses for a variety of activities and environments. Shamir also has created software tools specifically designed for research and development and production requirements, including Eye Point Technology software, which simulates human vision.

SHAMIR / PAGE 3

SAFE HARBOR STATEMENT

     Statements concerning Shamir's business outlook or future economic performance; product introductions and plans and objectives related thereto; and
assumptions made or expectations as to any future events, conditions, performance or other matters, are "forward-looking statements" as that term is defined under U.S. federal securities laws. Forward-looking statements are subject to various risks, uncertainties and other factors that could cause actual results to differ materially from those stated in such statements. These risks, uncertainties and factors include, but are not limited to: The conflicts in the region; the effects of competition in our industry, and changes in our relationships with optical laboratories, distributors, research and development partners and other third parties; the effects of the international expansion of our operations and our ability to manage our growth, including our ability to manage potential future acquisitions; the effect of global economic conditions in general and conditions in Shamir's industry and target markets in particular;
shifts in supply and demand; market acceptance of new products and continuing products' demand; the impact of competitive products and pricing on Shamir's and its customers' products and markets; timely product and technology development/upgrades and the ability to manage changes in market conditions as needed; interest rate fluctuations; and other factors detailed in Shamir's filings with the Securities and Exchange Commission. Shamir assumes no obligation to update the information in this release.

                               (TABLES TO FOLLOW)

================================================================================

        SHAMIR OPTICAL INDUSTRY LTD.
        Consolidated Balance Sheets
        (US DOLLARS IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

                                                                              As of December 31,          As of September 30,
                                                                            ---------------------       ----------------------
                                                                                    2007                        2008
                                                                            ---------------------       ----------------------
                                                                                                             (Unaudited)

        CURRENT ASSETS:
        Cash and cash equivalents                                           $              18,953       $               21,786
        Short-term investment                                                              14,375                        3,338
        Trade receivables (1)                                                              30,719                       34,699
        Other receivables and prepaid expenses                                              7,523                       11,130
        Inventory                                                                          27,972                       27,985
                                                                            ---------------------       ----------------------
           TOTAL CURRENT ASSETS                                                            99,542                       98,938

        LONG-TERM INVESTMENTS:
        Severance pay fund                                                                  3,089                        3,623
        Long-term receivables                                                               1,299                        1,073
        Investments in affiliates                                                           4,437                        1,495
                                                                            ---------------------       ----------------------
           TOTAL LONG-TERM INVESTMENTS                                                      8,825                        6,191

        PROPERTY, PLANT AND EQUIPMENT, NET                                                 39,170                       41,536
        OTHER ASSETS                                                                        5,412                        6,945
        GOODWILL                                                                            7,542                        9,455
                                                                            ---------------------       ----------------------
           TOTAL ASSETS                                                     $             160,491       $              163,065
                                                                            =====================       ======================

        CURRENT LIABILITIES:
        Short-term bank credit and loans                                    $              15,950       $               13,860
        Current maturities of long-term loans                                               7,689                       12,837
        Trade payables                                                                     10,852                       10,937
        Accrued expenses and other liabilities                                             12,735                       12,619
                                                                            ---------------------       ----------------------
           TOTAL CURRENT LIABILITIES                                                       47,226                       50,253

        LONG-TERM LIABILITIES:
        Long-term loans                                                                    17,491                       11,906
        Capital leases                                                                      4,303                        4,190
        Accrued severance pay                                                               3,337                        4,284
        Other long-term liabilities                                                           753                          789
        Deferred income taxes                                                               1,358                        2,199
                                                                            ---------------------       ----------------------
           TOTAL LONG-TERM LIABILITIES                                                     27,242                       23,368

        MINORITY INTERESTS                                                                    800                        1,322
                                                                            ---------------------       ----------------------

        SHAREHOLDERS' EQUITY:
        Share capital
        Common shares of NIS 0.01 par value
           Authorized: 100,000,000 shares at December 31, 2007 and
        September 30, 2008; Issued and outstanding: 16,423,740
        shares at December 31, 2007 and September 30, 2008                                     37                           37
        Additional paid-in capital                                                         66,629                       67,222
        Accumulated other comprehensive income                                              1,628                          215
        Retained earnings                                                                  16,929                       20,648
                                                                            ---------------------       ----------------------
           TOTAL SHAREHOLDERS' EQUITY                                                      85,223                       88,122
                                                                            ---------------------       ----------------------
           TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY                       $             160,491       $              163,065
                                                                            =====================       ======================

          (1)  Net of allowance for doubtful accounts of $ 2,140 and $ 2,256 as of December 31, 2007 and September 30, 2008, respectively.

SHAMIR OPTICAL INDUSTRY LTD.
Consolidated Statements of Income
(US DOLLARS IN THOUSANDS, EXCEPT  PER SHARE DATA)

                                                    Three Months Ended September 30,        Nine Months Ended September 30,
                                                 ---------------------------------------    ---------------------------------
                                                       2007                  2008                2007              2008
                                                 -----------------     -----------------    ---------------    --------------
                                                   (Unaudited)           (Unaudited)         (Unaudited)        (Unaudited)

Revenues, net                                    $          30,934     $          36,118    $        89,823    $      111,171
Cost of revenues                                            14,747                17,098             42,622            51,272
                                                 -----------------     -----------------    ---------------    --------------
Gross profit                                                16,187                19,020             47,201            59,899

Operating Expenses:
            Research and development costs                     639                   868              1,901             2,607
            Selling and marketing expenses                   8,961                10,472             26,469            33,527
            General and administrative
            expenses                                         3,418                 4,733              9,628            13,308
                                                 -----------------     -----------------    ---------------    --------------
Total operating expenses                                    13,018                16,073             37,998            49,442
                                                 -----------------     -----------------    ---------------    --------------
Operating income                                             3,169                 2,947              9,203            10,457

Financial expenses (income) and other, net                     (25)                  369                133               869
                                                 -----------------     -----------------    ---------------    --------------
Income before taxes on income                                3,194                 2,578              9,070             9,588
Taxes on income                                              1,277                   379              3,352             2,063
                                                 -----------------     -----------------    ---------------    --------------
Income after taxes on income                                 1,917                 2,199              5,718             7,525

Equity in losses (earnings) of affiliates, net                  16                    11                 19               (14)
Minority interest in losses of subsidiaries                   (402)                  (18)              (934)             (180)
                                                 -----------------     -----------------    ---------------    --------------
Net income                                       $           2,303     $           2,206    $         6,633    $        7,719
                                                 =================     =================    ===============    ==============

Net earnings per share:
            Basic                                $            0.14     $            0.13    $          0.41    $         0.47
                                                 =================     =================    ===============    ==============
            Diluted                              $            0.14     $            0.13    $          0.40    $         0.47
                                                 =================     =================    ===============    ==============

Number of shares:
            Basic                                          16,418                16,424             16,311            16,424
            Dilutive                                       16,568                16,527             16,553            16,532

SHAMIR OPTICAL INDUSTRY LTD.
Reconciliation of Non-GAAP Operating Income and  Net Income
(US DOLLARS IN THOUSANDS, EXCEPT  PER SHARE DATA)

                                                 Three Months Ended September 30,         Nine Months Ended September 30,
                                               -------------------------------------    -------------------------------------
                                                    2007                 2008                 2007                 2008
                                               ----------------    -----------------    -----------------     ---------------
                                                  (Unaudited)         (Unaudited)           (Unaudited)          (Unaudited)

Operating income                               $          3,169    $           2,947    $           9,203     $        10,457

Non-GAAP adjustment:
     Stock based compensation                              (248)                 (45)                (741)               (593)
     Amortization of intangible assets                     (277)                (344)                (757)             (1,035)
     Compensation to former CEO                               -                 (434)                   -                (434)
                                               ----------------    -----------------    -----------------     ---------------
Non-GAAP operating income                      $          3,694    $           3,770    $          10,701     $        12,519
                                               ================    =================    =================     ===============

Net income                                     $          2,303    $           2,206    $           6,633     $         7,719

Non-GAAP adjustment:
     Stock based compensation                              (248)                 (45)               (741)                (593)
     Amortization of intangible assets, net                (228)                (265)               (616)                (820)
     Compensation to former CEO, net                          -                 (378)                   -                (378)
                                               ----------------    -----------------    -----------------     ---------------
Non-GAAP net income                            $          2,779    $           2,894    $           7,990     $         9,510
                                               ================    =================    =================     ===============

Net earnings per share:
     Basic                                     $           0.17    $            0.18    $            0.49     $          0.58
                                               ================    =================    =================     ===============
     Diluted                                   $           0.17    $            0.18    $            0.48     $          0.58
                                               ================    =================    =================     ===============

Number of shares:
     Basic                                               16,418               16,424              16,311               16,424
     Dilutive                                            16,568               16,527              16,553               16,532